Exhibit 99.1

Linkers Industries Announces Pricing of $16 Million Best Efforts Public Offering

SUNGAI PENTANI, Malaysia, March 23, 2026 (GLOBE NEWSWIRE) -- Linkers Industries Limited (NASDAQ: LNKS) (the “Company”), a manufacturer and supplier of wire and cable harnesses with operations in Malaysia, today announced the pricing of a best efforts public offering with gross proceeds to the Company of approximately $16 million, before deducting placement agent fees and other estimated expenses payable by the Company.

The offering is comprised of 23,088,023 units consisting of one of the Company’s Class A ordinary shares (“Ordinary Shares”) (or a pre-funded warrant to purchase one Ordinary Share in lieu thereof), one Series A Warrant to purchase one Ordinary Share at an initial exercise price of $0.7277 per share (the “Series A Warrants”) and one Series B Warrant to purchase one Ordinary Share at an initial exercise price of $1.1781 per share, (the “Series B Warrants” and, together with the Series A Warrants, the “Warrants”). The pre-funded warrants are exercisable immediately upon issuance and expire when exercised in full. The Series A Warrants are exercisable immediately upon issuance and will expire on the one-year anniversary of their issuance date and the Series B Warrants are exercisable immediately upon issuance and will expire on the one-year anniversary of their issuance date.

The purchase price of each unit is $0.693, and the purchase price of each pre-funded unit is such price minus $0.00001. The Ordinary Shares, pre-funded warrants, Series A Warrants and Series B Warrants as part of the units or the pre-funded units are being sold together but are immediately separable and issued separately.

The Company intends to use a portion of the net proceeds to finance its potential acquisition of additional equity interests in LPW Electronics Co Ltd, of which it currently owns 20% of the outstanding shares, and the remainder for capital expenditures, operating capacity, working capital, general corporate purposes and potential business combinations or acquisitions in the future. The offering is expected to close on or about March 24, 2026.

Univest Securities, LLC is acting as sole placement agent for the offering.

The securities described above are being offered by the Company pursuant to a registration statement on Form F-1 (File No. 333-294360) (the “Registration Statement”) previously filed and declared effective, by the Securities and Exchange Commission (the “SEC”). The offering is being made only by means of a preliminary prospectus which is a part of the Registration Statement. A final prospectus relating to the offering will be filed with the SEC and, once filed, will be available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus relating to this offering may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Linkers Industries Limited

Linkers Industries Limited is a manufacturer and a supplier of wire/cable harnesses with manufacturing operations in Malaysia and have more than 20 years’ experience in the wire/cable harnesses industry. The Company offers customized wire harness for different applications and electrics designs. Our customers are generally global brand name manufacturers and original equipment manufacturers in the home appliances, industrial products and automotive industries that are mainly based in the Asia Pacific Region.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements regarding the completion and timing of the offering, the anticipated total gross proceeds from the offering and the uses thereof. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties related to global economic or market conditions, changes in the operating plans or funding requirements, satisfaction of customary closing conditions related to the offering and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations

For investor and media inquiries, please contact:

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A,

Kawasan Perusahaan MIEL Sungai Lalang,

08000 Sungai Petani, Kedah Darul Aman, Malaysia

Tel : +60 4 4417802

Email: linkers.ir@linkers-hk.com